UNITED STATES	SEC FILE NUMBER 001-32171
SECURITIES AND EXCHANGE COMMISSION	CUSIP NUMBER 68384A 10 0
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q [ ] Form N-SAR

For Period Ended: September 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Opteum Inc.
Full Name of Registrant
N/A
Former Name if Applicable
3305 Flamingo Drive
Address of Principal Executive Office (Street and Number)
Vero Beach, FL 32963
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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Statements in this Form 12b-25, including Attachment A hereto, that are not historical facts may be deemed forward−looking statements within the meaning of the Securities Exchange Act of 1934, as amended. The reader is cautioned that such forward-looking statements are based on information available at the time and on the good faith belief of Opteum Inc.’s management with respect to future events, and are subject to a variety of risks and uncertainties that could cause actual outcomes, performance or results to differ materially from those expressed in such forward-looking statements. Important factors that could cause such differences include those factors described in Opteum Inc.'s filings with the Securities and Exchange Commission, including Opteum Inc.'s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q. The Company undertakes no obligation to publicly update or revise any forward−looking statements, whether as a result of new information, future events or otherwise. However, the reader is directed to the Company’s various filings with the Securities and Exchange Commission available through the Company’s website at www.opteum.com or through the SEC’s website at www.sec.gov.
* * * * *
Opteum Inc. (the “Company”) is filing this Form 12b-25 to notify the Securities and Exchange Commission (the “SEC”) of its inability to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006, by the required due date of November 9, 2006, or within the prescribed five calendar day period permitted under Rule 12b-25(b) for the following reasons:

On November 3, 2005, the Company acquired Opteum Financial Services, LLC (“OFS”). Prior to November 3, 2005, OFS was a privately-held company that was not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Following the Company’s acquisition of OFS, a consulting firm was engaged to review the adequacy of the design and operation of OFS’ internal controls and procedures for purposes of ensuring compliance with the Sarbanes-Oxley Act of 2002. In connection with such review, the consulting firm identified an accounting policy used by OFS that was not in accordance with generally accepted accounting principles (“GAAP”). The accounting policy relates to the manner in which OFS accounts for interest rate lock commitments (“IRLCs”). Under Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), IRLCs are derivatives that are required to be recorded on the Company’s consolidated balance sheet at fair value with changes in fair value to be reflected in the Company’s current period consolidated results of operations. OFS’ accounting policy resulted in a misapplication of SFAS No. 133.

On Tuesday, November 7, 2006, in connection with the preparation of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, the Company’s Chief Executive Officer, Chief Financial Officer and Audit Committee of the Board of Directors conditionally concluded that the Company’s consolidated financial statements as of, and for the periods ended, March 31, 2006, and June 30, 2006, may require restatement as a result of the misapplication of SFAS No. 133 by the Company’s subsidiary, OFS, during those periods. On Wednesday, November 8, 2006, following verification that the Company’s consolidated results of operations were materially overstated for the period ended March 31, 2006, and were materially understated for the period ended June 30, 2006, the Company’s Chief Executive Officer and Chief Financial Officer determined that the Company would be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006, prior to the required due date of Thursday, November 9, 2006, because the Company’s consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, and June 30, 2006, require restatement, and such restatements could not be completed by November 9, 2006, without unreasonable effort or expense. Additionally, the Company announced on Wednesday, November 8, 2006, that the Company’s previously filed consolidated financial statements as of, and for the periods ended, March 31, 2006, and June 30, 2006, should no longer be relied upon. The Company’s Chief Executive Officer, Chief Financial Officer and Audit Committee of the Board of Directors discussed the foregoing matters with representatives of the Company’s independent registered public accounting firm.

The Company currently expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006, simultaneously with, or within a reasonable period of time following, the filing of amendments to the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, and June 30, 2006. While there can be no reasonable assurance given as to the actual dates of filing, the Company currently anticipates making these filings on or before December 31, 2006, subject to the prior completion by Ernst & Young LLP of required procedures for such interim quarterly filings.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Christopher Clifton, Esq.	(772)	231-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine month periods ended September 30, 2005, the Company (known at the time as Bimini Mortgage Management, Inc.) reported net income of $7,875,257 and $27,001,509, respectively. The Company presently anticipates that the Company’s consolidated results of operations for the three and nine month periods ended September 30, 2006, as will be reported on the consolidated statement of operations that will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, once filed, will reflect a significant change from the Company’s results of operations for the corresponding prior year period primarily because the Company’s acquisition of OFS did not occur until November 3, 2005, and, accordingly, the results of operations of OFS are not included in the Company’s results of operations for the three and nine month periods ended September 30, 2005. As a result, comparisons of the Company’s 2006 consolidated results of operations through September 30, 2006, to the Company’s results of operations for the corresponding prior year periods are not particularly meaningful.

Although the Company’s review of the full legal, accounting and tax impact of OFS’ prior accounting policy is ongoing, the Company presently believes that, once restated, its consolidated results of operations before income taxes for the six month period ended June 30, 2006, will be reduced by less than $1 million from the Company’s consolidated results of operations before income taxes for the period ended June 30, 2006, as previously reported. Further, the Company presently anticipates a partially offsetting increase to the Company’s consolidated results of operations before income taxes for the quarterly period ended September 30, 2006.

The Company presently believes that it will report a consolidated net loss for both the three and nine month periods ended September 30, 2006, and that its consolidated loss before income taxes for the nine month period ended September 30, 2006, will be greater by less than $1 million as a result of the restatements described in Part III of this Form 12b-25. Because other adjustments to the Company’s consolidated financial statements will be made in connection with the restatements described in Part III of this Form 12b-25, including required adjustments to the Company’s income tax benefit, as well as other additional adjustments that, in and of themselves, are immaterial to the Company’s consolidated results of operations and financial position, the Company presently estimates that its consolidated net loss for the nine month period ended September 30, 2006, will be approximately $15 million to $16 million.

The Company’s results of operations for both the three and nine month periods ended September 30, 2006, were negatively affected by changes in various market interest rates, including short-term rates, due primarily to the monetary policy actions of the Federal Reserve during these periods. The Company’s financing is based on short-term rates, which increased during these periods faster than the yields on the Company’s portfolio of mortgage backed securities. The increase in short-term borrowing rates also had a negative impact on the net interest spread earned by OFS on its mortgage loans held for sale due to increases in the funding costs associated with warehouse lines of credit used to fund its mortgage loan originations.

Further, the continuing downward trend in the residential housing market is likely to continue to pressure OFS’ mortgage origination levels. As a result, OFS is likely to continue to experience downward pressure on sales margins brought about by increasing competitive pressure. Any decline in mortgage originations due to a cooling of the housing market may be partially offset by appreciation in the value of OFS’ originated mortgage servicing rights and retained interests in securitizations, which are generally positively affected by declining mortgage prepayment rates.

Opteum Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006 By: /s/ Jeffrey J. Zimmer
Jeffrey J. Zimmer, Chairman, President and Chief Executive Officer